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                                  EXHIBIT 23.2

               Consent of Independent Certified Public Accounts


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 10, 1997, except for Note 13 as to which the date is March 7, 1997, in the Registration Statement (Form S-4) and related Prospectus of Intermedia Communications Inc. for the registration of 56,507 share of 13-1/2% Series B Redeemable Exchangeable Preferred Stock due 2009.

We also consent to the incorporation by reference therein of our report February 10, 1997, except for Note 13 as to which the date is March 7, 1997, with respect to the consolidated financial statements and schedule of Intermedia Communications Inc. for the year ended December 31, 1996 included in the Annual Report (Form 10-K) for 1996 filed with the Securities and Exchange Commission.

                                                 /s/ Ernst & Young LLP


Tampa, Florida
May 1, 1997